UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 5, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations

Munich, November 5, 2012

Disclosure according to art. 4 para. 4 of the Regulation (EC)

no. 2273/2003 Share buyback – 13th Interim Reporting

In the time period from October 27, 2012 until and including November 2, 2012, a number of 2,071,500 shares were bought back within the framework of the share buyback of Siemens Aktiengesellschaft; on August 3, 2012, Siemens Aktiengesellschaft disclosed pursuant to art. 4 para. 2 of the Regulation (EC) no. 2273/2003 to begin the share buyback on August 3, 2012.

The total number of shares which have been bought back within the framework of the share buyback in the time period from August 3, 2012 until and including November 2, 2012 amounts to 36,750,000 shares.

The purchase of the shares of Siemens Aktiengesellschaft is carried out by a bank that has been commissioned by Siemens Aktiengesellschaft; the shares are repurchased exclusively on the electronic trading platform of the Frankfurt Stock Exchange (Xetra).

Information regarding the transactions according to art. 4 para. 3 and 4 of the Regulation (EC) no. 2273/2003 is published on the website of Siemens Aktiengesellschaft (www.siemens.com/ir).

Munich, November 5, 2012

Siemens Aktiengesellschaft

Managing Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: November 5, 2012		/s/ LOTHAR WILISCH
	Name:	Lothar Wilisch
	Title:	Senior Manager

/s/ DR. TANJA KOEHLER
	Name:	Dr. Tanja Koehler
	Title:	Senior Counsel - Corporate/Capital Markets